VIA EDGAR

April 26, 2006

Mr. Dennis C. Hult
Staff Accountant
Securities and Exchange Commission
Washington, D.C.

Re: JMAR Technologies, Inc.

Item 4.01 Form 8-K

Filed April 19, 2006

Dear Mr. Hult:

We received the Staff’s comment letter dated April 20, 2006 with respect to the above-referenced filing. On behalf of JMAR Technologies, Inc. (“Company”), we have responded to your comment as set forth below. Concurrently with the submission of this letter, we have also filed a Form 8-K/A that reflects the changes made in response to your comments. For ease of reference, we have set forth the Staff’s comment and the Company’s response.

Form 8-K dated and filed April 19, 2006

1. Amend Item 4(a) of Form 8-K to cover the interim period from the date of the last audited financial statements to April 13, 2006, the date of dismissal, resignation or declination. See Item 304(a)(1)(iv) of Regulation S-K. Include a letter from the former accountants addressing the revised disclosures in the amendment.

Registrant’s Response: The Company has filed a Form 8-K/A on this date correcting its disclosure in Item 4.01(a) of the Form 8-K filed on April 19, 2006 to reflect that there were no disagreements between the Company and its former accountant during the Company’s two most recent fiscal years ended December 31, 2005 and for the interim period up through April 13, 2006. The Company has also provided its former accountant with this amended disclosure and has filed as an exhibit to the Form 8-K/A a new letter from its former accountant stating that it agrees with the statements concerning the accountant in the amended disclosure.

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comment do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 858-946-6880 if you have any questions.

Very truly yours,

/s/ DENNIS E. VALENTINE
Dennis E. Valentine
Chief Financial Officer